SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 SChedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant To Rule 13d-1(a)
and Amendments Thereto Filed Pursuant To Rule 13d-2(a)

MEMSIC, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

586264103
(CUSIP Number)

Dr. Yang Zhao, Ph.D.

Patricia Niu

c/o MEMSIC, Inc.

One Tech Drive, Suite 325

Andover, MA 01810

(978) 738-0900

With a copy to:

Robert L. Birnbaum

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

(617) 832-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Dr. Yang Zhao, Ph.D.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		981,904(1)
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		981,904(1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
981,904(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% (2)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 18,596 shares of common stock held by Dr. Zhao as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust and 104,218 shares of restricted stock granted on April 4, 2011, of which 69,218 shares are vested and 17,500 shares shall vest on each of the third and fourth anniversaries of the date of the grant.

(2) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 496,250 shares of common stock subject to incentive stock options and non-qualified stock options held by Dr. Zhao.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Patricia Niu
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		230,656
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		230,656
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,656
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 143,750 shares of common stock subject to incentive stock options and non-qualified stock options held by Ms. Niu.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Dr. Paul Zavracky, Ph.D.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		208,524
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		208,524
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,524
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 161,000 shares of common stock subject to incentive stock options and non-qualified stock options held by Dr. Zavracky.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Yongyao Cai
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		91,228
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		91,228
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,228
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 54,000 shares of common stock subject to non-qualified stock options held by Mr. Cai.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Wei Zhang
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		90,500
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		90,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 53,625 shares of common stock subject to non-qualified stock options held by Mr. Zhang.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Haidong Liu
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		86,500
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		86,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 46,875 shares of common stock subject to non-qualified stock options held by Mr. Liu.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Alexander Dribinsky
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		67,800
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		67,800
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,800
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 58,500 shares of common stock subject to non-qualified stock options held by Mr. Dribinsky.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Dr. Dong An, Ph.D.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		23,575
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		23,575
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,575
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 22,500 shares of common stock subject to non-qualified stock options held by Dr. An.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
James Fennelly
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		25,060
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		25,060
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,060
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 20,000 shares of common stock subject to non-qualified stock options held by Mr. Fennelly.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Dr. Eric Chojnacki, Ph.D.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		11,239
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		11,239
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,239
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 10,000 shares of common stock subject to non-qualified stock options held by Dr. Chojnacki.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Lei Zhang
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		12,837
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		12,837
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,837
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 5,000 shares of common stock subject to non-qualified stock held by Ms. Zhang.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Noureddine Hawat
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		8,739
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		8,739
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,739
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 7,500 shares of common stock subject to non-qualified stock options held by Mr. Hawat.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Leyue Jiang
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7.	SOLE VOTING POWER
NUMBER		8,325
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		8,325
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,325
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 2,575 shares of common stock subject to non-qualified stock options held by Mr. Jiang.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Cheryl Merino
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
Not applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		2,308
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,308
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,308
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
John Newton
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
Not applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		6,785
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		6,785
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,785
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.		NAME OF REPORTING PERSON
Jose Rios
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS
Not applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER		0
OF SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.		TYPE OF REPORTING PERSON (See Instructions)
IN

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed jointly with respect to MEMSIC, Inc., a Delaware corporation (the “Company” or “MEMSIC”) by Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Ph.D., Mr. James Fennelly, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios (collectively referred to herein as the “Reporting Persons”), pursuant to their Joint Filing Agreement, filed as Exhibit 7.01 to the Schedule 13D the Reporting Persons filed with the Securities and Exchange Commission on May 2, 2013, and as amended June on 26, 2013 (as amended and supplemented to date, the “Schedule 13D”). Such Joint Filing Agreement is incorporated herein by reference.

This Amendment No. 2 amends and supplements the Schedule 13D, on behalf of the Reporting Persons. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Schedule 13D are hereby amended and replaced by the following:

(a) – (b)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,855,980 shares of Common Stock, representing approximately 7.3% of MEMSIC’s outstanding Common Stock (based upon 24,296,504 shares of Common Stock outstanding as of May 10, 2013, as reported by MEMSIC in its Form 10-Q filed on May 15, 2013, and assuming the Reporting Persons’ acquisition of 1,081,575 shares of Common Stock subject to incentive and non-qualified stock optionsk units held by such Reporting Persons). The Rollover Holders may be deemed to beneficially own, in the aggregate, 6,581,203 shares of Common Stock, representing approximately 25.9% of MEMSIC’s outstanding Common Stock (based upon 24,296,504 shares of Common Stock outstanding as of May 10, 2013, as reported by MEMSIC in its Form 10-Q filed on May 15, 2013, and assuming the Reporting Persons’ acquisition of 1,081,575 shares of Common Stock subject to incentive and non-qualified stock options held by such Reporting Persons).

Each Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock beneficially owned by such Reporting Person. The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Schedule are incorporated herein by reference.

Notwithstanding the foregoing, Dr. Zhao disclaims beneficial ownership of the 18,596 shares of Common Stock held as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein. Except as expressly otherwise set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, Rollover Holder, or other person.

(c)

On June 29, 2013, 8,750 restricted stock units belonging to Patricia Niu and 15,000 restricted stock units belonging to Dr. Paul Zavracky became vested. In order to allow Ms. Niu and Dr. Zavracky to cover the tax liabilities related to the vesting of these restricted stock units, on June 29, 2013, the Company purchased 2,815 of Ms. Niu’s newly-vested shares and 4,898 of Dr. Zavracky’s newly-vested shares at $4.10 per share (the closing price of the Common Stock on June 28, 2013).

On July 5, 2013, Patricia Niu acquired 10,000 shares of Common Stock, at a price of $.30 per share, and an additional 25,000 shares of Common Stock, at a price of $1.54 per share, through the exercise of options granted to her in the course of her employment.

On August 2, 2013, restricted stock units belonging to Messrs. Cai, Wei Zhang, Liu, Dribinsky, Fennelly and Jiang and to Ms. Lei Zhang became vested, wingas follows:

●	Yongyao Cai – 10,000 shares;

●	Wei Zhang – 7,500 shares;

●	Haidong Liu – 7,500 shares;

●	Alexander Dribinsky – 5,000 shares;

●	James Fennelly – 3,000 shares;

●	Lei Zhang – 3,000 shares; and

●	Leyue Jiang – 1,500 shares.

On August 3, 2013, restricted stock units belonging Ms. Merino and Mr. Newton became vested, as follows:

●	Cheryl Merino – 3,750 shares; and

●	John Newton – 10,000 shares.

In order to cover the tax liabilities resulting from those restricted stock units that vested over the course of August 2-3, 2013, Messrs. Cai, Dribinsky, Fennelly and Newton, and Mss. Lei Zhang and Merino, sold a portion of their newly-vested shares at $4.16 per share (the market price of the Common Stock at the time of sale on August 5, 2013), as follows:

●	Yongyao Cai – 3,215 shares;

●	Alexander Dribinsky – 1,593 shares;

●	James Fennelly – 974 shares;

●	Lei Zhang – 993 shares;

●	Cheryl Merino – 1,442 shares; and

●	John Newton – 3,215 shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2013

YANG ZHAO	PATRICIA NIU

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact

PAUL ZAVRACKY	YONGYAO CAI

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

WEI ZHANG	HAIDONG LIU

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

ALEXANDER DRIBINSKY	DONG AN

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

JAMES FENNELLY	ERIC CHOJNACKI

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

LEI ZHANG	NOUREDDINE HAWAT

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

LEYUE JIANG	CHERYL MERINO

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

JOHN NEWTON	JOSE RIOS

/s/ Patricia Niu	/s/ Patricia Niu
Patricia Niu, as attorney-in-fact	Patricia Niu, as attorney-in-fact

[Signature Page to Schedule 13D, Amendment No. 2]